FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hefner, Thomas L.	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board & CEO
(Last) (First) (Middle) 600 E. 96th Street, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/10/03
(Street) Indianapolis, IN 46240		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	9/5/02		G	V	356,305(1)	D			D
Common Stock	9/5/02		G	V	51,786(2)	D			D
Common Stock	2/10/03		M		272	A	$15.3125		D
Common Stock	2/10/03		M		3,993	A	$16.0625		D
Common Stock	2/10/03		G	V	4,265(2)	D		0	D
Common Stock	9/5/02		G	V	356,305(1)	A		356,305	I	By Trust(3)
Common Stock	9/5/02		G	V	149,000(4)	D		0	I	By Spouse
Common Stock	9/5/02		G	V	51,786(2)	A			I	By Spouse's Trust(5)
Common Stock	9/5/02		G	V	149,000(4)	A			I	By Spouse's Trust(5)
Common Stock	2/10/03		G	V	4,265(2)	A		205,051	I	By Spouse's Trust(5)
Common Stock								61	I	By 401(k) Plan(6)
Common Stock								79,231	I	(7)
Common Stock								100,000	I	(8)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Units of Duke Realty Limited Partnership	1 for 1							10/4/94	n/a	Common Stock	579,506		579,506	I	(9)
Units of Duke Realty Limited Partnership	1 for 1							10/4/94	n/a	Common Stock	13,572		13,572	I	(10)
Employee Stock Options-Right to Buy(11)	$15.3125	2/10/03		M			272	10/25/96	10/25/05	Common Stock	272		0	D
Employee Stock Options-Right to Buy(12)	$16.0625	2/10/03		M			3,993	1/31/97	1/31/06	Comon Stock	3,993		0	D
Employee Stock Options-Right to Buy(13)	$19.4375							1/29/98	1/29/07	Common Stock	11,966		11,966	D
Employee Stock Options-Right to Buy(14)	$24.2500							1/28/99	1/28/08	Common Stock	18,960		18,960	D
Employee Stock Options-Right to Buy(15)	$23.0625							1/26/00	1/26/09	Common Stock	24,920		24,920	D
Employee Stock Options-Right to Buy(16)	$20.0000							1/25/01	1/25/10	Common Stock	31,609		31,609	D
Employee Stock Options-Right to Buy(17)	$24.9800							1/31/02	1/31/11	Common Stock	27,608		27,608	D
Employee Stock Options-Right to Buy	$19.4375							1/29/98	1/29/07	Common Stock	1,044		1,044	I	(7)
Employee Stock Options-Right to Buy(18)	$23.3500							1/30/03	1/30/12	Common Stock	21,659		21,659	D
Exchange Rights (19)	1 for 1							(19)	None	Common Stock	172,583		172,583	I	(19)
Phantom Stock Units(20)	1 for 1							(20)	None	Common Stock	5,155		5,155	D

Explanation of Responses:

(1) Securities gifted by the Reporting Person to the Thomas L. Hefner Revocable Trust.
(2) Securities gifted by the Reporting Person to the Patty M. Hefner Revocable Trust.
(3) Securities held by the Thomas L. Hefner Revocable Trust in which the Reporting Person is the grantor.
(4) Securities gifted by the Reporting Person's spouse to the Patty M. Hefner Revocable Trust.
(5) Securities held by the Patty M. Hefner Revocable Trust in which the Reporting Person is the grantor.
(6) Between December 12, 2002 and February 10, 2003, the Reporting Person acquired 61 shares of Duke Realty Corporation's common stock under the Company's 401(k) Plan.
(7) Securities owned by the Hefner Family Investors Limited Partnership, a family limited partnership in which the sole general partner is the Reporting Person and the limited partnership interests are beneficially held by the Reporting Person and his family members. All stock options held by the partnership are fully vested.
(8) Shares owned by The Community Covenant Foundation, Inc., a private charitable foundation controlled by the Reporting Person and his family.
(9) Securities held by the Thomas L. Hefner 2002 Grantor Retained Annuity Trust No. 2. The Reporting Person is a trustee and the Reporting Person's children are residual beneficiaries.
(10) Represents the Reporting Person's 20.71% interest in Units owned by Duke Management, Inc.
(11) The Stock Options vested annually at a rate of 20% per year and were fully vested on 10/25/00.
(12) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/31/01.
(13) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/29/02.
(14) The Stock Options vested annually at a rate of 20% per year and were fully vested on 1/28/03.
(15) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/26/04.
(16) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/25/05.
(17) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/31/06.
(18) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/30/07.
(19) In the event of a change in control of Duke Realty Corporation or Duke Realty Limited Partnership; or the liquidation of Duke Realty Limited Partnership, Duke Management, Inc. has the right to exchange its limited partnership interest in Duke Realty Services Limited Partnership for 833,334 shares of Duke Realty Corporation's common stock. The Reporting Person's ownership interest in Duke Management, Inc. is 20.71%.
(20) Represents phantom stock units vested under the 2000 Performance Share Plan of Duke Realty Corporation. The units are to be settled in cash upon the Reporting Person's termination of employment.

By: /s/ James R. Windmiller Thomas L. Hefner by James R. Windmiller per POA prev. filed **Signature of Reporting Person	February 11, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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